Solving the World’s Water Challenges Has Never Been More Urgent Advancing future of water by serving customers and communities’ critical water needs RESILIENCE Top global risk, fueling conflict Rising costs, inefficient practices Climate risk, economic exposure SCARCITY AFFORDABILITY 2/3 of businesses face substantial risk from water stresses3 40% gap between global water supply and demand by 20301 $750B  required to maintain U.S. current service levels in drinking water and wastewater2 Intensifying Challenges Call For Change Our Vision To create a world in which water issues are no longer a constraint to health, prosperity, and sustainable development. Filed by Xylem Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Evoqua Water Technologies Corp. Commission File No.: 001-38272

Evoqua Expands Xylem’s Platform to Develop & Deliver Water Innovation at Scale Powerful portfolio of solutions Unmatched breadth and focus on mission-critical needs Unique customer value proposition Integrating technology, services, and digital tools Global reach and partnership Strong customer relationships, channels, and service network Water innovation engine Sourcing and scaling game-changing innovations in water A new global platform…uniquely positioned to meet rising water challenges Meeting the Moment with a Transformational Combination

Leading Positions in Targeted High-Growth End Markets Municipal Wastewater Microelectronics Life Sciences Food & Beverage Power & Renewables 100 Year Heritage Evoqua: A Leading Provider of Treatment Solutions and Services